                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                    FORM 15

        Certification and Notice of Termination of Registration under
      Section 12(g) of the Securities Exchange Act of 1934 or suspension of Duty to File Reports Under Section 13 and 15(d) of the
                       Securities Exchange Act of 1934.

                             Inference Corporation
          ----------------------------------------------------------
            (Exact name of registrant as specified in its charter)

       Delaware                    0-26334                     95-3436352
       --------                    -------                     ----------

   (State or other               (Commission                (I.R.S. Employer
   jurisdiction of              File Number)             Identification Number)
    incorporation)


                                100 Rowland Way
                           Novato, California  94945
-----------------------------------------------------------------------------
                   (Address of principal executive offices)


                                (415) 893-7200
-----------------------------------------------------------------------------
           (Registrant's telephone number, including area code)

                Class A Common Stock, par value $0.01 per share
-----------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                      N/A
-----------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)      [X]          Rule 12h-3(b)(1)(ii)         [ ]
     Rule 12g-4(a)(1)(ii)     [ ]          Rule 12h-3(b)(2)(1)          [ ]
     Rule 12-g-4(a)(2)(i)     [ ]          Rule 12-h-3(b)(2)(ii)        [ ]
     Rule 12-g-4(a)(2)(ii)    [ ]          Rule 15-d-6                  [ ]
     Rule 12-h-3(b)(1)(i)     [ ]                                       [ ]

     Approximate number of holders of record as of the certification or notice date: 1
      ---

     Pursuant to the requirements of the Securities Exchange Act of 1934, Inference Corporation has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

                                    INFERENCE CORPORATION

Date: June 29, 2000                By: /s/  Charles W. Jepson
                                      -------------------------------------
                                      Charles W. Jepson,
                                      President and Chief Executive Officer

                                      -2-